

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

<u>**Via Email**</u>
Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

> Re: **WFRBS Commercial Mortgage Trust 2011-C5**
> **WFRBS Commercial Mortgage Trust 2012-C6**
> **WFRBS Commercial Mortgage Trust 2012-C8**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 333-172366-01, 333-172366-02 and 333-172366-03**
>
> **The Royal Bank of Scotland plc**
> **Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012**
> **Filed February 13, 2013**
> **File No. 025-00538**
>
> **Liberty Island Group I LLC**
> **Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012**
> **Filed February 11, 2013**
> **File No. 025-01194**

Dear Mr. Sfarra:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-K of WFRBS Commercial Mortgage Trust 2011-C5, WFRBS Commercial Mortgage
Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8

General

1. We note that with respect to each issuing entity that you are providing servicer
    assessments from multiple servicers. However, it is unclear why certain exhibits have
    been filed and why some have not. For instance:

    *   We note that both CoreLogic Commercial Real Estate Services, Inc. and National
        Tax Search, LLC served as vendors for Wells Fargo Bank, N.A., as master
        servicer. With a view towards disclosure, please explain why you filed reports on
        assessment of compliance with servicing criteria for these vendors, in particular.
        We note that Wells Fargo Bank, N.A. has taken responsibility for assessing
        compliance with the servicing criteria applicable to other vendors.

    *   For WFRBS Commercial Mortgage Trust 2012-C8, we note that two loans are
        serviced under the servicing criteria of a pooling and servicing agreement that is
        not incorporated by reference into that issuing entity's form 10-K. With a view
        towards disclosure, please explain why these two loans are being serviced under a
        different pooling and servicing agreement and why this pooling and servicing
        agreement is not incorporated by reference in the WFRBS Commercial Mortgage
        Trust 2012-C8 form 10-K.

    *   With a view towards disclosure, please explain why identical reports on
        assessment of compliance with servicing criteria were filed as separate exhibits.
        For example, in WFRBS Commercial Mortgage Trust 2012-C8, exhibits 33.11,
        33.14 and 33.15 filed by Wells Fargo Bank, N.A. as master servicer are identical
        and the latter exhibits provide investors with no new information, even though
        they are labeled differently in the Form 10-K. In your response, please address all
        duplicative filings in each of the issuing entities and not just the example noted
        above.

    While we note the Forms 10-K reference schedules to your pooling and servicing
    agreement, it remains unclear to us why certain servicer assessments have not been filed
    and some have not. In order to understand why you are providing each assessment to
    meet your requirements under Items 1122 and 1123 of Regulation AB and Exchange Act
    Rule 15d-18 your Form 10-K should include explanatory language. Our comments
    below note additional instances where we believe further clarification is needed with
    respect to each Form 10-K.

Form 10-K of WFRBS Commercial Mortgage Trust 2011-C5

Exhibit 33.2

2. We note that Deutsche Bank's report on their assessment of compliance with applicable servicing criteria states that Item 1122(d)(2)(iii) is excluded from the applicable servicing criteria as Deutsche Bank National Trust Company has concluded that it is not applicable to the activities that it performs with respect to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the trustee is one of the entities responsible for Item 1122(d)(2)(iii) with respect to the WFRBS Commercial Mortgage Trust 2011-C5 transaction. With a view towards disclosure, please explain why Deutsche Bank did not provide an assessment with respect to Item 1122(d)(2)(iii).

Exhibit 33.8

3. We note that Wells Fargo Bank, National Association's report on their assessment of compliance with applicable servicing criteria does not include Item 1122(d)(4)(iii) as a servicing criteria that is applicable to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the custodian is one of the entities responsible for Item 1122(d)(4)(iii) with respect to the WFRBS Commercial Mortgage Trust 2011-C5 transaction. With a view towards disclosure, please explain why Wells Fargo, as custodian, did not provide an assessment with respect to Item 1122(d)(4)(iii).

Form 10-K of WFRBS Commercial Mortgage Trust 2012-C6

Exhibit 33.2

4. We note that Deutsche Bank's report on their assessment of compliance with applicable servicing criteria states that Item 1122(d)(2)(iii) is excluded from the applicable servicing criteria as Deutsche Bank National Trust Company has concluded that it is not applicable to the activities that it performs with respect to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the trustee is one of the entities responsible for Item 1122(d)(2)(iii) with respect to the WFRBS Commercial Mortgage Trust 2012-C6 transaction. With a view towards disclosure, please explain why Deutsche Bank did not provide an assessment with respect to Item 1122(d)(2)(iii).

Exhibit 33.8

5. We note that Wells Fargo Bank, National Association's report on their assessment of compliance with applicable servicing criteria does not include Item 1122(d)(4)(iii) as a servicing criteria that is applicable to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the custodian is one of the

entities responsible for Item 1122(d)(4)(iii) with respect to the WFRBS Commercial Mortgage Trust 2012-C6 transaction. With a view towards disclosure, please explain why Wells Fargo, as custodian, did not provide an assessment with respect to Item 1122(d)(4)(iii).

Form 10-K of WFRBS Commercial Mortgage Trust 2012-C8

Exhibits 33.2 and 33.3

6. We note that Deutsche Bank's reports on their assessment of compliance with applicable servicing criteria states that Item 1122(d)(2)(iii) is excluded from the applicable servicing criteria as Deutsche Bank National Trust Company has concluded that it is not applicable to the activities that it performs with respect to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the trustee is one of the entities responsible for Item 1122(d)(2)(iii) with respect to the WFRBS Commercial Mortgage Trust 2012-C8 transaction. With a view towards disclosure, please explain why Deutsche Bank did not provide an assessment with respect to Item 1122(d)(2)(iii).

Exhibits 33.13, 33.18 and 33.19

7. We note that Wells Fargo Bank, National Association's reports on their assessment of compliance with applicable servicing criteria does not include Item 1122(d)(4)(iii) as a servicing criteria that is applicable to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the custodian is one of the entities responsible for Item 1122(d)(4)(iii) with respect to the WFRBS Commercial Mortgage Trust 2012-C8 transaction. With a view towards disclosure, please explain why Wells Fargo, as custodian, did not provide an assessment with respect to Item 1122(d)(4)(iii).

Forms ABS-15G of The Royal Bank of Scotland plc and Liberty Island Group I LLC

8. We note that the Forms ABS-15G filed by The Royal Bank of Scotland plc, as a securitizer of WFRBS Commercial Mortgage Trust 2011-C5, WFRBS Commercial Mortgage Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8 and Liberty Island Group I LLC, as a securitizer of WFRBS Commercial Mortgage Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8, each include a footnote that they have "attempted to gather" information required by Rule 15Ga-1 by conducting specified actions "…among other things…" and that each securitizer cannot be certain that they have obtained all applicable Reporting Information. These statements do not clearly indicate whether all information required by Rule 15Ga-1 has been provided that can be acquired without unreasonable effort or expense. Please (1) confirm that, for the time periods covered by the above-referenced Form ABS-15G, (i) each securitizer has provided the information that they do possess or can acquire without unreasonable effort or expense and (ii) if any securitizer has not provided such information, it has provided a

statement that fully explains why any omitted information would require unreasonable effort or expense and (2) represent that all future Forms ABS-15G filed with the Commission will clearly indicate that each securitizer has provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel